Vvolt, Inc.



ANNUAL REPORT

2101 SE 6th Ave

Portland, OR 97214

0

http://vvolt.com

This Annual Report is dated May 7, 2025.

BUSINESS

Vvolt, Inc. ("Vvolt" or the "Company") is a C-Corp organized under the laws of the state of Oregon that makes small electric vehicles for urban transportation, starting with e-bikes. We focus on design: aesthetics, simplicity, and ease of adoption for any rider. We sell vehicles mainly direct to consumers, and primarily through our e-commerce storefront. We also sell wholesale to select distributors, retailers, and to fleets (rentals, libraries, etc.).

Intellectual Property: The Company has an exclusive license agreement to utilize the patented folding, convertible 3-wheeled scooter design.

Corporate History: Vvolt, Inc. was initially organized as Vvolt, LLC, an Oregon limited liability company on June 29, 2020, and converted to an Oregon corporation on August 31, 2023.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 5,000,000

Use of proceeds: Issuance of founders shares as part of the conversion from an LLC to a C-Corp

Date: August 31, 2023

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

The year ended December 31, 2024, compared to the year ended December 31, 2023

Revenue

Revenue for fiscal year 2024 was $902,446, down 15% from fiscal year 2023, with revenue of $1,061,428. This reduction in revenue was driven primarily by two factors. A transition to a new partner factory in late 2023 and early 2024 resulted in limited product availability in the first half of 2024. and the removal of the 301 tariff exception in Q4 2024

Cost of sales

The cost of sales in 2024 was $ 534,906, a decrease of approximately $159,000 from the $ 694,906 in costs in fiscal year 2023. The decrease was primarily due to the reduction in volume year over year.

Gross margins

2024 gross profit increased by $31,000 over 2023. Gross margins for 2024 of 22.19% were in line with expectations, notwithstanding the addition of the 301 tariffs in Q4 2024.

Expenses

The Company's expenses include compensation and benefits, marketing and sales costs, fees for professional services, and research and development expenses. Expenses in 2024 decreased by $202,786 from 2023. A significant portion of this decrease was focused on reducing variable costs in the wake of material product shortages in the first half of 2024.

Historical results and cash flows:

The Company is currently in the growth stage, revenue-generating, with the next generation of products in development. The historical cash flow trajectory reasonably indicates the revenue and cash flows expected for the future. We are planning for revenue growth to continue with the current momentum. The increase comes from the continued penetration of our existing line of products and the introduction of our new 2nd-generation products. Past cash was generated through a combination of cash from sales, equity investments by the founder, an SBA loan, a loan from a related business and the raise on StartEngine. Our goal was to be cash flow positive by Q4 2025; however, with the current Tariff situation, it is unlikely that we will achieve cash flow positivity during 2025. Other factors could also negatively impact this goal if we cannot raise the required funds to drive the needed growth. Suppose revenue growth is impacted by other factors, like product availability due to shipments on hold, a significant downturn in the US economy and or other market-related issues.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $-3,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Washington Trust Bank (SBA Loan)

Amount Owed: $1,222,112

Interest Rate: 5.25%

Maturity Date: June 18, 2031

A long-term loan payable for the purchase of inventory and fund working capital was obtained in June of 2021. The note is secured by a personal guarantee by Christopher Kyle Ranson, commercial property owned by SREK, LLC and primary residence of Mr. Ranson. The outstanding principal balance is due June 18, 2031. The interest rate charged on December 31, 2022 was 5.25%

Creditor: Showers Pass Clothing, Inc

Amount Owed: $263,3680

Interest Rate: 5.25%

A loan has been made by the related party to the Company to help cover the cost of purchasing inventory. The debt is unsecured. The outstanding principal balance is due on demand. The interest rate charged on December 31, 2022 was 0.00%. Interest will be added in 2023 at a rate of 5.25%

Creditor: Kyle Ranson

Amount Owed: $227,000

Interest Rate: 5.25%

A loan has been made by Kyle Ranson the principal share holder of the Company to help cover the working capital needs of the business. The debt is unsecured. The outstanding principal balance is due on demand. The interest rate charged on December 31, 2024 was 0.00%. Interest will be added in 2025 at a rate of 5.25%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Christopher Kyle Ranson

Christopher Kyle Ranson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO & Director

Dates of Service: June, 2020 - Present

Responsibilities: Kyle is Founder and CEO of Vvolt. Kyle does not currently receive a salary from Vvolt, but holds 83% equity in the Company. Kyle spends 90% of his time working for Vvolt. Christopher will only take a base salary once the business is on track to achieve or exceed its 2025 board-approved financial plans.

Name: Sarah Jean Charniak

Sarah Jean Charniak is no longer with the companycurrent primary role is with the Issuer.

Name: Simon Nicholas Williams

Simon Nicholas Williams's current primary role is with SWPC LLC. Simon Nicholas Williams currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June, 2020 - Present

Responsibilities: Simon is a board member for Vvolt. Simon holds 2% equity in Vvolt.

Other business experience in the past three years:

Employer: SWPC LLC

Title: CEO

Dates of Service: January, 2010 - Present

Responsibilities: Founder and principle at a medical device consulting and manufacturing company

Name: Jeremy David Rider

Jeremy David Rider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: National Sales Manager

Dates of Service: December, 2020 - Present

Responsibilities: Jeremy is National Sales Manager for Vvolt.

Other business experience in the past three years:

Employer: Showers Pass

Title: National Sales Manager

Dates of Service: June, 2016 - Present

Responsibilities: Responsible for working with key retail partners like: REI, Backcountry, Moosejaw, Public Lands, L.L. Bean, etc. building out seasonal assortments of outdoor apparel and accessories.

Name: Daniel Whittaker Shaw

Daniel Whittaker Shaw is no longer with the company.

Name: Nicolas Michael Wood

Nicolas Michael Wood's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President & General Manager

Dates of Service: February 2021 - Present

Responsibilities: Overseeing and directing day-to-day operations, product development and marketing programs. Nicolas currently receives an annual salary of $70,000.

Name: Steven Robert Erickson

Steven Robert Erickson's current primary role is with Showers Pass Inc.. Steven Robert Erickson currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June, 2021 - Present

Responsibilities: Steven is on the Board of Directors of Vvolt.

Other business experience in the past three years:

Employer: Showers Pass Inc.

Title: Partner

Dates of Service: December, 2012 - Present

Responsibilities: Business partner, consultant and new business development

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Christopher Kyle Ranson

Amount and nature of Beneficial ownership: 4,150,000

Percent of class: 83.0

RELATED PARTY TRANSACTIONS

Name of Entity: Showers Pass Clothing, Inc

Names of 20% owners: Kyle Ranson 65%; Steve Erickson 33%

Relationship to Company: Christopher Kyle Ranson is Showers Pass' CEO

Nature / amount of interest in the transaction: The total amount outstanding is $263,368.

Material Terms: A loan has been made by the related party to the Company to help cover the cost of purchasing inventory. The debt is unsecured. The outstanding principal balance is due on demand. The interest rate charged on December 31, 2022 was 0.00%. Interest will be added in 2023 at a rate of 5.25%

Name of Individual: Kyle Ranson

Names of 20% owners: Kyle Ranson 65%; Steve Erickson 33%

Relationship to Company: Christopher Kyle Ranson is CEO and majority owner

Nature / amount of interest in the transaction: The total amount outstanding is $227,000
Creditor: Kyle Ranson

Amount Owed: $227,000

Interest Rate: 5.25%

A loan has been made by Kyle Ranson the principal share holder of the Company to help cover the working capital needs of the business. The debt is unsecured. The outstanding principal balance is due on demand. The interest rate charged on December 31, 2024 was 0.00%. Interest will be added in 2025 at a rate of 5.25%

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 546,460 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,750,000 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 750,000 shares to be issued pursuant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the Common Stock you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Common Stock you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favourable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation. Current administration tariffs are inoperable unless modified to a manageable level Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits The Company was formed on June 29th, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vvolt has incurred a net loss whilst generating over $2,000,000 in revenues since its inception. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, government taxes and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, unexpected tariffs or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Section 301 and other Tariffs Section 301 tariffs first began affecting the market in 2018. The industry successfully obtained temporary relief through the U.S. Trade Representative's (USTR) exclusion process and achieved several subsequent extensions of those exclusions. In 2024, those exclusions were removed, and 301 tariffs came into full effect. Subsequent to year-end 2024, Additional Government Tariffs The new administration has placed significant additional tariffs on goods originating from China. On Ebikes, these tariffs now total 205%. This number is unmanageable, and all shipments have been put on hold. It is unclear when the administration will modify these Tariffs to a manageable level. As of this posting, we have approximately three months of inventory on hand. Without resolution or access to bridging capital, the business is at significant risk.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 7, 2025.

Vvolt, Inc.

By   /s/ *Kyle Ranson*

Name: <u>Vvolt Inc</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Balance Sheet

Vvolt Inc

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL	
	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2023 (PY)
Assets		
Current Assets		
Bank Accounts		
Cash on hand	1,455.50	10,000.00
PayPal Bank	3,172.22	2,951.36
Prepay Vendors	280,910.77	280,910.77
Washington Trust Checking (0653)	-8,072.00	147,308.83
Total for Bank Accounts	**$277,466.49**	**$441,170.96**
Accounts Receivable		
Accounts Receivable (A/R)	69,821.42	11,099.83
Total for Accounts Receivable	**$69,821.42**	**$11,099.83**
Other Current Assets		
Inventory Asset	$19,287.65	-$506.33
Accessories	58,062.53	49,728.31
Inventory Bikes	$253,522.43	$214,025.35
Demo Bikes	19,521.66	19,521.66
Development Inventory	12,912.42	12,912.42
Inbound freight Asset	101,087.44	101,087.44
Warranty Inventory	54,012.54	54,012.54
Total for Inventory Bikes	**$441,056.49**	**$401,559.41**
Spare Parts	37,701.90	37,331.12
Total for Inventory Asset	**$556,108.57**	**$488,112.51**
Inventory Deposit	158,955.90	
Other AR	41,640.00	41,640.00
Undeposited Funds	69,277.06	7,515.45
Total for Other Current Assets	**$825,981.53**	**$537,267.96**
Total for Current Assets	**$1,173,269.44**	**$989,538.75**
Fixed Assets		
Accumulated Depreciation	-87,720.01	-87,720.01
Fixed Asset Photo Video	43,441.30	22,179.30
Fixed Asset Web Design	57,784.70	57,784.70
Machinery & Equipment	168,009.21	138,208.03
Molds	81,840.00	72,150.00
Sample Bikes	11,042.00	11,042.00
Trailer	21,459.54	21,459.54
Total for Fixed Assets	**$295,856.74**	**$235,103.56**
Other Assets		
Intangible Asset	77,895.17	77,895.17
Total for Other Assets	**$77,895.17**	**$77,895.17**
Total for Assets	**$1,547,021.35**	**$1,302,537.48**
Liabilities and Equity		
Liabilities		
Current Liabilities		

Balance Sheet

Vvolt Inc

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL	
	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2023 (PY)
Accounts Payable		
Accounts Payable (A/P)	434,407.31	19,703.85
Total for Accounts Payable	**$434,407.31**	**$19,703.85**
Credit Cards		
Amex Delta (51007)	5,478.90	25,961.88
Chase United VISA (2226)		
Total for Credit Cards	**$5,478.90**	**$25,961.88**
Other Current Liabilities		
A Showers Pass Loan Payable	263,368.46	148,660.47
Customer Prepayment	$87,108.56	$87,108.56
Battery pre pay		
Slice Deposit	64,099.60	64,099.60
Total for Customer Prepayment	**$151,208.16**	**$151,208.16**
Kabbage by Amex Loan Payable	130,205.04	92,166.66
Loan Payable to Kyle	227,000.00	
Payroll Liabilities	0	0
Payroll Tax Payable		
Wages Payable		
Total for Payroll Liabilities	**0**	**0**
Total for Other Current Liabilities	**$771,781.66**	**$392,035.29**
Total for Current Liabilities	**$1,211,667.87**	**$437,701.02**
Long-term Liabilities		
Washington Trust SBA (8112)	1,222,112.72	1,367,464.43
Total for Long-term Liabilities	**$1,222,112.72**	**$1,367,464.43**
Total for Liabilities	**$2,433,780.59**	**$1,805,165.45**
Equity		
Retained Earnings	-1,764,900.19	-825,211.66
Net Income	-606,892.68	-939,688.53
Opening Balance Equity	1,035.00	1,035.00
Shareholder 1 (CKR)	509,953.70	509,953.70
Shareholder 2 (SE)	81,382.98	81,382.98
Shareholder 3 (SW)	9,574.47	9,574.47
Showers Pass Investment	500,000.00	500,000.00
StartEngine Investors	383,087.48	160,326.07
Total for Equity	**-$886,759.24**	**-$502,627.97**
Total for Liabilities and Equity	**$1,547,021.35**	**$1,302,537.48**

Profit and Loss

Vvolt Inc

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL	
	JAN 1 - DEC 31 2024	JAN 1 - DEC 31 2023 (CUSTOM)
Income		
Discounts given	-248,493.81	-262,146.61
PayPal Sales	1,599.40	3,847.00
Refunds to Customers	-22,422.11	-74,757.02
Sales of Product Income	$1,159,844.38	$1,389,272.82
Rebate income	2,700.00	
Total for Sales of Product Income	**$1,162,544.38**	**$1,389,272.82**
Shipping Income	9,018.66	4,706.07
Uncategorized Income	200.00	506.11
Total for Income	**$902,446.52**	**$1,061,428.37**
Cost of Goods Sold		
Cost of Goods Sold	473,489.72	837,373.60
Inventory Shrinkage	-$9,297.68	$267.45
Physical count inventory adjustment		-267.45
Total for Inventory Shrinkage	**-$9,297.68**	**0**
Shipping & Freight	$185,430.06	$36,835.22
Inbound Freight Monthly	-20,504.59	5,688.00
Total for Shipping & Freight	**$164,925.47**	**$42,523.22**
Supplies & Materials - COGS	11,643.30	12,030.25
Total for Cost of Goods Sold	**$640,760.81**	**$891,927.07**
Gross Profit	**$261,685.71**	**$169,501.30**
Expenses		
Bank Charges & Fees	$1,180.00	$2,149.36
Currency Conversion	216.16	
Total for Bank Charges & Fees	**$1,396.16**	**$2,149.36**
Dues & Subscriptions	2,364.00	
Fuel	1,616.81	561.14
Insurance	34,790.85	26,767.96
Interest Paid	56,908.42	79,547.80
Job Supplies	438.89	1,524.80
Legal & Professional Services	13,734.25	12,486.89
Marketing	$37,575.31	$99,406.68
Advertising/Promotional	87,783.03	31,353.48
Branding	733.55	2,251.57
Marketing IT Subscriptions	958.34	574.00
Paid Search / Social	50,361.88	88,895.63
Partnerships	20,500.00	
Promotional Samples	1,076.84	
Trade Shows / Events	16,642.56	16,930.25
Video / Photography	-3,588.71	11,659.89
Sponsorships		7,500.00
Total for Marketing	**$212,042.80**	**$258,571.50**
Meals & Entertainment	991.45	1,467.39

Profit and Loss

Vvolt Inc

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL	
	JAN 1 - DEC 31 2024	JAN 1 - DEC 31 2023 (CUSTOM)
Office/General Administrative Expenses	0	-$250.39
Postage & Miscellaneous Shipping	168.40	390.21
Total for Office/General Administrative Expenses	**$168.40**	**$139.82**
Office Supplies & Software	315.40	1,393.35
Outbound Shipping	96,967.51	150,202.68
Payment Processing Fees	18,710.83	21,157.40
Paypal Fees	1,590.03	4,661.78
Payroll Expenses	0	0
401 K	7,431.98	10,785.37
Contractors	26,249.60	65,418.96
Payroll Processing Fee	8.77	
Salaries & Wages	327,843.87	329,877.76
Total for Payroll Expenses	**$361,534.22**	**$406,082.09**
Product Design & Development	26,130.40	5,806.14
Repairs & Maintenance	582.84	6,133.54
Space Rental SEKO	8,990.46	25,460.21
Taxes & Licenses	638.03	926.00
Travel	5,840.32	12,317.94
Utilities	$40.00	0
IT subscriptions	16,587.80	24,455.39
Total for Utilities	**$16,627.80**	**$24,455.39**
Warranty	6,347.88	13,307.08
Bad Debts		1,014.00
Fundraising Expenses		13,137.24
Melio Service Fees		1.50
Miscellaneous CEO / Managment expence		240.70
Total for Expenses	**$868,727.75**	**$1,069,513.70**
Net Operating Income	**-$607,042.04**	**-$900,012.40**
Other Income		
Other Miscellaneous Income	158.36	21,388.32
Total for Other Income	**$158.36**	**$21,388.32**
Other Expenses		
Reconciliation Discrepancies	9.00	
Depreciation		61,064.45
Total for Other Expenses	**$9.00**	**$61,064.45**
Net Other Income	**$149.36**	**-$39,676.13**
Net Income	**-$606,892.68**	**-$939,688.53**

Vvolt Inc

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-940,151.82
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	45,600.19
Inventory Asset	2,864.21
Inventory Asset:Accessories	-46,943.29
Inventory Asset:Inventory Bikes	391,654.41
Inventory Asset:Inventory Bikes:Development Inventory	-1,972.00
Inventory Asset:Inventory Bikes:Inbound freight Asset	52,416.76
Inventory Asset:Spare Parts	467.28
Inventory Deposit	291,316.75
Other AR	-41,640.00
Accumulated Depreciation	61,064.45
Accounts Payable (A/P)	13,008.05
Amex Delta (51007)	15,401.48
A Showers Pass Loan Payable	-81,388.32
Customer Prepayment	-32,835.10
Customer Prepayment:Battery pre pay	0.00
Customer Prepayment:Slice Deposit	64,099.60
Kabbage by Amex Loan Payable	92,166.66
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**825,281.13**
Net cash provided by operating activities	**$ -114,870.69**
INVESTING ACTIVITIES	
Fixed Asset Photo Video	-1,475.00
Fixed Asset Web Design	-3,750.00
Machinery & Equipment	-2,920.79
Molds	-32,950.00
Net cash provided by investing activities	**$ -41,095.79**
FINANCING ACTIVITIES	
Washington Trust SBA (8112)	-146,453.52
Opening Balance Equity	1,035.00
Showers Pass Investment	500,000.00
StartEngine Investors	160,326.07
Net cash provided by financing activities	**$514,907.55**
NET CASH INCREASE FOR PERIOD	**$358,941.07**
Cash at beginning of period	89,745.34
CASH AT END OF PERIOD	**$448,686.41**

Vvolt Inc

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-672,309.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-58,721.59
Inventory Asset	41,335.44
Inventory Asset:Accessories	-8,334.22
Inventory Asset:Inventory Bikes	-39,497.08
Inventory Asset:Spare Parts	-83.66
Inventory Deposit	-158,955.90
Accounts Payable (A/P)	418,703.46
Amex Delta (51007)	-20,482.98
A Showers Pass Loan Payable	114,707.99
Kabbage by Amex Loan Payable	38,038.38
Loan Payable to Kyle	227,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**553,709.84**
Net cash provided by operating activities	**$ -118,599.38**
INVESTING ACTIVITIES	
Fixed Asset Photo Video	-21,262.00
Machinery & Equipment	-29,801.18
Molds	-9,690.00
Net cash provided by investing activities	**$ -60,753.18**
FINANCING ACTIVITIES	
Washington Trust SBA (8112)	-145,351.71
StartEngine Investors	222,761.41
Net cash provided by financing activities	**$77,409.70**
NET CASH INCREASE FOR PERIOD	**$ -101,942.86**
Cash at beginning of period	448,686.41
CASH AT END OF PERIOD	**$346,743.55**

I, Christopher Kyle Ranson, the CEO of Vvolt Inc hereby certify that the financial statements of Vvolt Inc and notes thereto for the periods ending Dec 2023 and Dec 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our 2023 federal income tax return.

Vvolt Inc. has not yet filed its federal tax return for 2024

IN WITNESS WHEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30th 2025.

Kyle Ranson

_____ (Signature)

CEO

April 30th 2025

NOTE 1 – NATURE OF OPERATIONS

Vvolt INC was formed on June 29ᵗʰ 2020 ("Inception") in the State of OR The financial statements of Vvolt INC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Portland, OR.

Vvolt Inc. Vvolt is not just a transportation company; it's a movement toward redefining personal urban mobility. We are driven by the philosophy of "EV's for Everyone," underlining our commitment to making electric-assisted mobility a universal choice. Our products are designed to be intuitive, easy to control, maintain, and enjoy, regardless of one's ability level. We aim to lower the barriers to e-mobility, enabling anyone seeking an alternative to autos to make an effortless and satisfying transition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of products and services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT As of Dec 31st 2024

Vvolt Inc
Has $438,407.31 in accounts payable, primarily to our manufacturing partner for inventory in-house and in production.
The company has the following loans outstanding,
1, Washington Trust SBA loan $1,222,112.
2, American Express working capital loan $130,205.
3, Loan from an affiliated company (Showers Pass) $ 263368.
4, Loan from Principal officer $227,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

- The company signed a long-term agreement with our manufacturing partner, giving them the option to convert credit of up to $1,000,000 to equity sometime in the future.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 5,750,000 shares of our common stock with a par value of $2.26. As of Dec 31st 2024 the company has currently issued 5,203,195 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

3, Loan from an affiliated company (Showers Pass) $ 263368.
4, Loan from Principal officer $227,000.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2024, through April 30, 2025, the issuance date of these financial statements. Significant material events have occurred that will significantly impact the company's viability. The current administration has levied punitive tariffs on our E-mobility products from China. These tariffs now sit at 205%, up from 0% this time last year. The company can't pay these tariffs. As a result, all shipments have been put on hold until the respective governments resolve these bilateral trade issues. The company has no influence over the timing of any resolution and cannot predict an outcome.

Vvolt Inc

	Common stock		Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount			
Loss carry forward	-			$ (825,211)	$ (825,211.00)
Issuance of founders stock		-	-	-	$ -
Shares issued for cash	96,403	160,326		160,326	160,326
Shares issued for services	-	-		-	$ -
Contributed capital	-	-	600,911	600,911	$ 600,911.00
Net income (loss)	-	-	-	(940,151)	$ (940,151.00)
December 31, 2023	96,403	$ 160,326	$ 600,911	$ (1,004,125)	$ (1,004,125)
Shares issued for debt conversion	221,239	500,000		500,000	$ 500,000.00
Shares issued for cash	203,195	434,295		160,326	160,326
Shares issued for services		-		-	$ -
Conversion of preferred stock		-	-	-	$ -
Discount on convertible debt	-	-		-	$ -
Stock option compensation	-	-		-	$ -
Net income (loss)	-	-	-	(672,309)	$ (672,309.00)
December 31, 2024	520,837	1,094,621	600,911	(1,016,108)	(1,016,108)



Cell: N4
Comment: ======
ID#AAABMko3HEg
davidg   (2024-04-29 12:19:06)
If totals are positive numbers, change to "Retained Earnings"

Cell: P4
Comment: ======
ID#AAABMko3HEc
davidg   (2024-04-29 12:19:06)
If totals are positive, changed to "Stockholders' Equity"

CERTIFICATION

      I, Kyle Ranson, Principal Executive Officer of Vvolt, Inc., hereby certify that the financial statements of Vvolt, Inc. included in this Report are true and complete in all material respects.

Kyle Ranson

CEO